CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Strategic Accelerated Redemption Securities® Linked to the Price of RBOB Gasoline, due December 5, 2011	2,028,000	$10.00	$20,280,000	$1,445.96

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” on page TS-6 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement STR-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$20,280,000
Underwriting discount (1)	$0.175	$354,900
Proceeds, before expenses, to Bank of America Corporation	$9.825	$19,925,100

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.950 per unit and $0.125 per unit, respectively.

Merrill Lynch & Co.

November 30, 2010

2,028,000 Units

Strategic Accelerated Redemption Securities®

Linked to the Price of RBOB Gasoline,

due December 5, 2011

$10 principal amount per unit

Term Sheet No. 504

Pricing Date November 30, 2010 Settlement Date December 2, 2010 Maturity Date December 5, 2011

CUSIP No. 06052R369

Strategic Accelerated Redemption Securities®

The notes will be called at an amount equal to the $10 principal amount per unit plus a Call Premium of 19.75% if the settlement price of the front-month futures contract for RBOB gasoline on the Observation Date is equal to or greater than 100% of its starting value

1-to-1 downside loss if the notes are not called prior to maturity and the settlement price of the front-month futures contract for RBOB gasoline decreases below the Threshold Value, with no downside limit

A maturity of approximately one year

• Payments on the notes are subject to the credit risk of Bank of America Corporation

• No periodic interest payments

• No listing on any securities exchange

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

ENHANCED INCOME

MARKETING PARTICIPATION

ENHANCED PARTICIPATION

Summary

The Strategic Accelerated Redemption Securities® Linked to the Price of RBOB Gasoline, due December 5, 2011 (the “notes”), are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes have only one Observation Date, which will occur approximately one year after the pricing date. The notes provide for an automatic call if the Observation Level of the RBOB Gasoline Contract (as defined below) on that Observation Date is equal to or greater than the Call Level. If the notes are called on the Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the Original Offering Price of the notes plus the Call Premium. The Call Settlement Date for that Observation Date will be the maturity date. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will be less than the Original Offering Price per unit and will be based on the percentage decrease in the price of the RBOB Gasoline Contract from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the Observation Date. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-2. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year
Market Measure:

The front-month RBOB gasoline futures contract traded on the New York Mercantile Exchange (the “RBOB Gasoline Contract”) (Bloomberg symbol: XB1 <Cmdty>). The RBOB Gasoline Contract used to determine the Starting Value was the contract scheduled for delivery in December 2010, and the RBOB Gasoline Contract that will be used to determine the Ending Value will be the contract scheduled for delivery in December 2011. The RBOB Gasoline Contract is more fully described on page TS-10 of this Term Sheet.

Starting Value:	226.52
Ending Value:

The Observation Level on the Observation Date. If it is determined that the scheduled Observation Date is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Observation Date, the Ending Value will be determined as more fully described on page S-25 and under the section titled “Market Disruption Calculation” beginning on page S-31 of product supplement STR-2.

Observation Level:	The official settlement price of the RBOB Gasoline Contract on the NYMEX, as reported on Bloomberg L.P., on the Observation Date.
Observation Date:	November 25, 2011
Call Level:	226.52 (100% of the Starting Value, rounded to two decimal places)
Call Amount (per Unit):	$11.975 (equal to the Original Offering Price plus the Call Premium)
Call Premium:	19.75% of the Original Offering Price
Call Settlement Date:	The maturity date
Threshold Value:	226.52 (100% of the Starting Value, rounded to two decimal places)
Leverage Factor:	100%
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining Payment on the Notes

Automatic Call Provision:

The notes will be automatically called on the Observation Date if the Observation Level on the Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit, which is equal to the Original Offering Price per unit plus the applicable Call Premium.

Payment at Maturity:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Hypothetical Payments

Set forth below are three hypothetical examples of payment calculations, assuming:

1) the Starting Value, Call Level, and Threshold Value of 226.52;

2) the term of the notes from December 2, 2010 to December 5, 2011;

3) the Call Premium of 19.75% of the Original Offering Price per unit; and

4) the Observation Date occurring on November 25, 2011.

The Notes Are Called on the Observation Date

The Observation Level on the Observation Date is equal to or greater than the Call Level. Consequently, the notes will be called at the Call Amount per unit equal to $10.00 plus the Call Premium.

Example 1

If the hypothetical Observation Level of the RBOB Gasoline Contract is 274.47, or 121.17% of the Starting Value, the Call Amount per unit will be:

$10.00 plus the Call Premium of $1.975 = $11.975 per unit.

Example 2

If the hypothetical Observation Level of the RBOB Gasoline Contract is 239.61, or 105.78% of the Starting Value, the Call Amount per unit will be:

$10.00 plus the Call Premium of $1.975 = $11.975 per unit.

The Notes Are Not Called on the Observation Date

Example 3

The notes are not called on the Observation Date and the hypothetical Ending Value of the RBOB Gasoline Contract on the Observation Date is less than 226.52, the Threshold Value. The hypothetical Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit.

If the hypothetical Ending Value is 192.54, or 85% of the Starting Value, the hypothetical Redemption Amount will be:

$10 +	[	$10 ×	(192.54 – 226.52)	× 100%	]	= $8.500 per unit
226.52

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Observation Level (or Ending Value) on the Observation Date and the term of your investment.

Summary of the Hypothetical Examples

Notes Are Called on the Observation Date	Example 1	Example 2

Starting Value	226.52	226.52

Call Level	226.52	226.52

Hypothetical Observation Level on the Observation Date	274.47	239.61

Hypothetical Return of the RBOB Gasoline Contract	21.17%	5.78%

Hypothetical Return of the Notes	19.75%	19.75%

Hypothetical Call Amount per Unit	$11.975	$11.975

Notes Are Not Called on the Observation Date	Example 3

Starting Value	226.52

Hypothetical Ending Value	192.54

Threshold Value	226.52

Hypothetical Return of the RBOB Gasoline Contract	-15.00%

Hypothetical Return of the Notes	-15.00%

Hypothetical Redemption Amount per Unit	$8.500

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below and under “Additional Risk Factors.” The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called prior to maturity, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the return represented by the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than the return on a comparable investment directly in the RBOB Gasoline Contract.

▪	You must rely on your own evaluation of the merits of an investment linked to the price of the RBOB Gasoline Contract.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agent with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the RBOB Gasoline Contract.

▪	Ownership of the notes will not entitle you to any rights with respect to the RBOB Gasoline Contract or any related future contracts.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The price of the RBOB Gasoline Contract may change unpredictably, affecting the value of the notes in unforeseeable ways.

▪	Suspensions or disruptions of trading in the RBOB Gasoline Contract and related futures markets may adversely affect the value of the notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”).

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Additional Risk Factors

The price movements in the RBOB Gasoline Contract may not correlate with changes in gasoline’s spot price.

The RBOB Gasoline Contract is a futures contract for New York Harbor Reformulated Regular Gasoline Blendstock (“RBOB”) gasoline that trades on the New York Mercantile Exchange (“NYMEX”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the RBOB Gasoline Contract and not to the spot price of gasoline, and an investment in the notes is not the same as buying and holding gasoline. While price movements in the RBOB Gasoline Contract may correlate with changes in gasoline’s spot price, the correlation will not be perfect and price movements in the spot market for gasoline may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of gasoline may not result in an increase in the price of the RBOB Gasoline Contract. The RBOB Gasoline Contract price may decrease while the spot price for gasoline remains stable or increases, or does not decrease to the same extent.

The notes include the risk of a concentrated position in a single commodity.

The notes are linked to a single exchange-traded physical commodity underlying the RBOB Gasoline Contract, gasoline. An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity. Accordingly, a decline in the value of gasoline may adversely affect the price of the RBOB Gasoline Contract and the value of the notes. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of gasoline. In addition, further development and commercial exploitation of alternative energy sources and technologies, including solar, wind, or geothermal energy and hybrid and electric automobiles, could reduce the demand for gasoline and result in lower prices. As a result of any of these events, the value of the notes could decline.

Gasoline prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the notes.

Historically, gasoline prices have been highly volatile, and react to, among other things, developments that affect the oil industry and demand for crude oil. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the RBOB Gasoline Contract. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of gasoline and the RBOB Gasoline Contract increases or decreases, the value of the notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the value of the RBOB Gasoline Contract. Additionally, the development of substitute products for oil could adversely affect the value of the RBOB Gasoline Contract and the value of the notes.

The policies of NYMEX are subject to change, in a manner which may reduce the value of the notes.

The policies of the NYMEX concerning the manner in which the price of the RBOB Gasoline Contract is calculated may change in the future. The NYMEX is not our affiliate, and we have no ability to control or predict the actions of the NYMEX. The NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The NYMEX may discontinue or suspend calculation or dissemination of information relating to the RBOB Gasoline Contract. Any such actions could affect the price of the RBOB Gasoline Contract, and therefore, the value of the notes.

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth on page S-31 of product supplement STR-2.

Market Disruption Event

A “Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the RBOB Gasoline Contract;

(B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the RBOB Gasoline Contract, which are traded on any major U.S. exchange;

(C) the failure on any day of NYMEX to publish the official daily settlement price for that day for the RBOB Gasoline Contract; or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2) a suspension in trading on NYMEX (without taking into account any extended or afterhours trading session), in the RBOB Gasoline Contract, by reason of a price change reflecting the maximum or minimum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

(3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the price of the RBOB Gasoline Contract will be equal to or greater than the Call Level on the Observation Date and you seek a return at maturity equal to the Call Premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the RBOB Gasoline Contract from the Starting Value to the Observation Level.

▪	You are willing to accept that the notes may not be called, in which case your return on your investment will be less than the Original Offering Price per unit.

▪	You accept that your investment will result in a loss, which could be significant, if the price of the RBOB Gasoline Contract decreases below the Starting Value on the Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the price of the RBOB Gasoline Contract will not be equal to or greater than the Call Level on the Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Provisions

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The RBOB Gasoline Contract

We have derived all information regarding the RBOB Gasoline Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. The consequences of NYMEX discontinuing trading in the RBOB Gasoline Contract are discussed in the section of product supplement STR-2 beginning on page S-37 entitled “Description of the Notes—Discontinuance of a Non-Exchange Traded Fund Market Measure.” None of us, the calculation agent, or any of the selling agents accepts any responsibility for the calculation or dissemination of information relating to the RBOB Gasoline Contact.

The Futures Market

An exchange-traded futures contract, such as the RBOB Gasoline Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The New York Mercantile Exchange

NYMEX, located in New York City, is the world’s largest physical commodities futures exchange, and one of four “Designated Contract Markets” (each, a self regulatory exchange) comprising the CME Group Inc. (the “CME Group”). It offers futures contracts and options on futures contracts based on energy and metals commodities and clearing services for privately negotiated energy transactions. NYMEX uses an open outcry trading facility during the day and has an electronic trading system after hours. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures trading on NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by crude oil futures contracts in 1983 and unleaded gasoline futures contracts in 1984. In August 2008, NYMEX was acquired by CME Group.

NYMEX members include individual traders, as well as most of the world’s largest banks, hedge funds, brokerages and investment houses. Members can execute trades for their own accounts, for clearing firm accounts, for the accounts of other members or for the accounts of customers of clearing firms. NYMEX memberships can be bought, sold and leased. Applicants for membership must meet certain business integrity and financial requirements. They must also comply with the provisions of the Commodity Exchange Act and the rules and regulations issued by the CFTC, and register with the National Futures Association either as a floor trader or floor broker if they intend to access the trading floors. NYMEX’s board of directors adopts rules and regulations governing the trading on the exchange, as well as to maintain appropriate business conduct and to provide protection to the public in its dealings with NYMEX and its members.

The RBOB Gasoline Contract

The RBOB Gasoline Contract is the front-month futures contract for New York Harbor RBOB gasoline traded on NYMEX. New York Harbor RBOB gasoline conforms to industry standards for reformulated regular gasoline blendstock for blending with 10% denatured fuel ethanol (92% purity) as listed by the Colonial Pipeline for fungible F grade for sales in New York and New Jersey. RBOB is a wholesale non-oxygenated blendstock traded in the New York Harbor barge market that is ready for the addition of 10% ethanol at the truck rack. The contract is based on the largest single volume refined product sold in the U.S., gasoline, which accounts for almost half of national oil consumption. The RBOB Gasoline Contract trades in units of 42,000 gallons and requires physical delivery of the commodity at petroleum products terminals in New York Harbor.

A front-month contract is the unexpired contract next scheduled for delivery. Because trading terminates, and a RBOB Gasoline Contract for a particular month expires, on the Last Trading Day (as defined below), the front-month contract typically is a futures contract that specifies a delivery date for a commodity that is in the month following the current date.

For example, the Last Trading Day for the RBOB Gasoline Contract specifying delivery in December 2010 will be November 30, 2010.

The following summarizes selected specifications relating to the RBOB Gasoline Contract:

Price Quotation: U.S. dollars and cents per gallon.

Minimum Price Fluctuation: $0.0001 per gallon.

Maximum Daily Price Fluctuation: On each trading day, NYMEX imposes a price fluctuation limit for the RBOB Gasoline Contract of $0.25 per gallon above or below the previous day’s official settlement price. If the RBOB Gasoline Contract is traded, bid, or offered at the upper or lower price fluctuation limit, trading is halted for five minutes. When trading resumes, the limit is expanded by an additional $0.25 per gallon in either direction (that is, $0.50 above and below the previous day’s official settlement price). If another halt is triggered, the market would continue to be expanded by $0.25 per gallon in either direction after each successive five minute trading halt. However, on each NYMEX trading day, regardless of any prior action concerning price fluctuation limits during the trading session, there are no price fluctuation limits with respect to the RBOB Gasoline Contract commencing 60 minutes before the close of the regular trading session.

Last Trading Day: Trading terminates at the close of business on the last business day of the month preceding the delivery month. For example, trading for the December 2010 futures contract, which is a contract for delivery of RBOB gasoline in December 2010, will end on November 30, 2010.

Historical Data on the RBOB Gasoline Contract

Historical prices for the RBOB do not exist for any period prior to October 2005. The following table sets forth the monthly official settlement prices per gallon of the RBOB Gasoline Contract at the end of each month in the period from October 2005 through the pricing date, as reported on Bloomberg L.P. This historical data on the RBOB Gasoline Contract is not necessarily indicative of the future performance of the RBOB Gasoline Contract or what the value of the notes may be. Any upward or downward trend in the price of the RBOB Gasoline Contract during any period set forth below is not an indication that the price of the RBOB Gasoline Contract is more or less likely to increase or decrease at any time over the term of the notes.

	2005	2006	2007	2008	2009	2010
January	—	175.58	150.09	230.91	126.89	190.31
February	—	154.43	184.76	251.23	128.07	207.88
March	—	206.45	211.15	261.63	140.00	231.00
April	—	221.00	244.05	293.12	147.42	239.63
May	—	228.73	225.12	340.89	193.10	201.98
June	—	239.31	229.42	350.15	189.72	206.06
July	—	234.96	214.08	304.80	204.48	210.66
August	—	182.07	205.19	300.99	198.59	188.94
September	—	156.32	206.83	248.47	172.59	204.48
October	158.11	144.66	234.00	144.13	194.32	210.45
November	152.71	170.24	225.91	114.62	200.08	226.52
December	174.00	160.21	247.58	100.82	205.25

The following graph sets forth the monthly historical prices of the RBOB Gasoline Contract presented in the table above. This historical data is not necessarily indicative of the future performance of the RBOB Gasoline Contract or what the value of the notes may be. On the pricing date, the official settlement price of the RBOB Gasoline Contract was $226.52.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the RBOB Gasoline Contract. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the RBOB Gasoline Contract and financial markets generally exhibiting greater volatility than in earlier periods.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the RBOB Gasoline Contract that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the price of the RBOB Gasoline Contract.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year and otherwise will be short-term capital gain or loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2, which you should carefully review prior to investing in the notes.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the RBOB Gasoline Contract that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the price of the RBOB Gasoline Contract. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the RBOB Gasoline Contract for U.S. federal income tax purposes. If the notes do not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-2. For example, it is possible that the IRS could assert that Section 1256 of the Internal Revenue Code of 1986, as amended (“the Code”) applies to the notes in which case gain or loss recognized by a U.S. Holder would be treated as 60% long-term and 40% short-term capital gain or loss and in which case a U.S. Holder would be required to mark the notes to market (thereby recognizing gain or loss as if the notes had been sold for their fair market value) at the end of the U.S. Holder’s taxable year. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-2 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale or Exchange Prior to Maturity.    Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the RBOB Gasoline Contract for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement STR-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003417/g18702p5e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Strategic Accelerated Redemption Securities®” is our registered service mark.